February 5, 2015

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Photronics, Inc.
Form 10-K for the Fiscal Year Ended November 2, 2014
Filed January 6, 2015
File No. 0-15451

Dear Mr. James:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated January 23, 2015 in connection with the filing of the Photronics, Inc. (the “Company” or “we” or “us” or “our”) Annual Report on Form 10-K for the fiscal year ended November 2, 2014, filed on January 6, 2015 (the “2014 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended November 2, 2014

Item 8. Financial Statements

Note 2 – Acquisition of DNP Photomask Technology Taiwan Co., Ltd., page 43

1. Please tell us, and disclose in future filings, the acquisition date fair value of each major class of consideration transferred, including the number of instruments issued or issuable. Refer to paragraph 805-30-50-1.b of the FASB Accounting Standards Codification.

Paragraph 805-30-50-1.b of the FASB Accounting Standards Codification states the acquirer shall disclose all of the following information for each business combination that occurs during the reporting period:

“The acquisition-date fair value of the total consideration and the acquisition-date fair value of each major class of consideration, such as the following:
1.	Cash
2.	Other tangible or intangible assets, including a business or subsidiary of the acquirer
3.	Liabilities incurred, for example, a liability for contingent consideration
4.	Equity interests of the acquirer, including the number of instruments or interests issued or issuable and the method of determining the fair value of those instruments or interests”

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

We utilized the applicable guidance per the FASB Accounting Standards Codification paragraph 805-30-55-15 to measure the acquisition gain as the difference between the fair value of identifiable net assets acquired less the fair value of the consideration transferred as follows:

Identifiable net assets acquired at fair value	$114,719,000
Less: Fair value of the consideration transferred
for the Company’s 50.01% ownership in DPTT
Fair value of noncontrolling interest in DPTT	57,348,000
Fair value of PSMC	40,999,000
Total fair value of consideration transferred	98,347,000
Gain on bargain purchase of 50.01% interest	$16,372,000

The total fair value of the consideration transferred was $98,347,000, which was comprised of:
       Fair value of noncontrolling interest in DPTT—49.99% of $114,719,000, or $57,348,000
       Fair value of PSMC—49.99% of $82,015,000, or $40,999,000 (112,941,214 shares, or 49.99% of the outstanding Common Stock of PSMC)

We acknowledge that in the Form 10-K for the year ended November 2, 2014 that the disclosure only included the portion of the consideration related to the 49.99% of the fair value of PSMC as we believed this was the more relevant variable of the total consideration amount. Disclosure of the majority interest in DPTT of $57,371,000 (50.01% of $114,719,000) calculates to the same gain amount on the transaction. In future filings, commencing with the Form 10-Q for the quarter ended February 2, 2015, the Company will disclose the acquisition date fair value of each major class of consideration transferred, including the number of instruments issued or issuable as follows:

“The fair value of the total consideration transferred as of the acquisition date was $98.3 million, comprised of the 49.99% noncontrolling interest in DPTT of $57.3 million, and 49.99% of the fair value of PSMC of $41.0 million (112.9 million shares, or 49.99% of the outstanding Common Stock of PSMC).”

Please see Exhibit A to this letter containing the full text of our proposed disclosure of the acquisition of DNP Photomask Technology Taiwan Co., Ltd. to be included in future filings. (Note that Exhibit A also includes proposed text addressing items 2 and 4 below).

2. Please describe how you obtained control of PDMC and how DNP now owns 49.99% of PDMC. In this regard, we note that it appears PSMC had about 219 million shares outstanding prior to the merger based on your ownership changes in PSMC discussed in footnote 14. Refer to paragraph 805-10-50-2.d of the FASB Accounting Standards Codification.

The Company obtained control of PDMC as follows:
1.	The Company had 100% control of PSMC prior to the acquisition as disclosed in Note 14 to the 2014 consolidated financial statements. PSMC distributed a 49.99% noncontrolling interest to Dai Nippon Printing Co., Ltd., and changed its name from PSMC to form PDMC.

2.	The Company referred to guidance in ASC paragraph 810-10-15-14 as the primary basis for determining that PDMC did not meet any of the conditions in which it would be de deemed a variable interest entity.

3.	The total issued and outstanding shares of Common Stock of PDMC were 225,927,614, of which 112,986,400 shares, or 50.01% were owned by the Company and 112,941,214 shares, or 49.99% were issued to the noncontrolling interests. There were no other noncontrolling interests. Since the Company owns the majority and control of the voting shares this is the basis for the Company evaluating consolidation under the voting interest model.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

4.	We also reviewed all criteria of paragraphs 810-10-15-10a.1.i-v of the FASB Accounting Standards Codification. Paragraphs 810-10-15-10a.1.i,ii,iii and v were not applicable. However we specifically considered paragraph 810-10-15-10a1.iv which states “In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder (hereafter referred to as noncontrolling rights). In paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders. Those noncontrolling rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be restrictive as to call into question whether control rests with the majority owner.”

Per the provisions of the operating agreement the Company has the ability, and the noncontrolling interests lack, the ability relating to PDMC to:

	a.	Appoint and dismiss the majority of the directors, including the chairman of the board of directors

	b.	Select, terminate, and set the compensation of management responsible for implementing the policies and procedures

	c.	Establish operating and capital decisions, including budgets, in the ordinary course of business

	d.	Increase, decrease, or otherwise change its capitalization

	e.	Establish compensation levels of management and other employees

	f.	Establish and change operating policies

The Company has concluded that its unilateral ability to make these decisions provides the Company with the ability to “control the operations or assets of the investee”. On the other hand, the provisions of the operating agreement specifically require the mutual consent of the Company and the noncontrolling interest holder over the following activities:

	a.	Altering or amending the Articles of Incorporation of the entity other than in respect of an amendment to increase the authorized capital of PDMC to an amount specified in the Formation Agreements;

	b.	Effecting a change in the business scope of PDMC;

	c.	Selling, licensing, or otherwise disposing over 50% of PDMC or its assets;

	d.	Approving any actions by directors that compete with PDMC;

	e.	Making an annual cash investment greater than the higher of fifty percent (50%) of PDMC’s net assets or $100 million dollars;

	f.	Resolving to dissolve or liquidate PDMC

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

The Company has concluded that consistent with the provisions of ASC 810-10-25-2 through 25-14, these noncontrolling rights, while shared between the Company and the noncontrolling interest holder, have little or no impact on the ability of the Company to control PDMC’s operations.

The noncontrolling interest owns 112,941,214 shares, or 49.99% of the 225,927,614 total issued and outstanding shares of Common Stock of PDMC.

In the Form 10-K for the year ended November 2, 2014, we disclosed “The Company owns 50.01 percent of PDMC and includes its financial results in its consolidated financial statements, while DNP owns the remaining 49.99 percent of PDMC.” In future filings, commencing with the Form 10-Q for the quarter ended February 2, 2015, we will also disclose:

“The Company also has the ability to appoint the majority of the directors of PDMC, including the chairman of its board of directors, select its management responsible for implementing its policies and procedures, and establish its operating and capital decisions and policies. Photronics determined it has control of PDMC by virtue of its tie-breaking voting rights within PDMC’s Board of Directors, thereby giving it the power to direct the activities of PDMC that most significantly impact its economic performance, including its decision making authority in the ordinary course of business.”

Please see Exhibit A to this letter containing the full text of our proposed disclosure of the acquisition of DNP Photomask Technology Taiwan Co., Ltd. to be included in future filings. (Note that Exhibit A also includes proposed text addressing items 1 above and 4 below).

3. Please explain how you determined the value of the consideration for your acquisition of DPTT. Discuss the extent to which you relied upon recent prices paid to acquire outstanding shares of PSMC. In this regard, please address the impact of the $35 million onetime remittance of earnings paid by PSMC prior to the merger as described in footnote 12 on page 56.

The Company acquired outstanding shares of Common Stock of PSMC in various arm’s length transactions up to the April 4, 2014 acquisition date of DPPT. As discussed in ASC 820 “Fair Value Measurement”, the use of prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities is consistent with generally accepted valuation practices. It is a generally accepted valuation practice that a recent transaction in the asset being valued is the best evidence of the fair value of that asset. Accordingly, Management’s methodology to estimate fair value based upon recent arm’s length transactions is consistent with generally accepted valuation practices and appropriate in the circumstances.

Further the $35 million cash distribution was unrestricted and based on its nature, was held at fair value at the time of distribution. Management, discussed this with its third party valuation firm, and determined that the cash had a dollar for dollar reduction in fair value due to the nature of this asset.

The fair value of PSMC was determined as follows:

Total shares of PSMC common stock at recent purchase price per share	$116,851,000
Cash distribution	34,836,000
Total fair value of PSMC	82,015,000
Fair value of consideration transferred--49.99% of total shares	$40,999,000

218,307,000 shares of PSMC were outstanding with a fair value of NTD16.30 per share resulted in a total fair value of PSMC of NTD 3,558,404,100 or U.S.$116,851,000. The fair value of PSMC was reduced by the $34,836,000 cash dividend from $116,851,000 to $82,015,000. Since the consideration given for the acquisition of DPTT was 49.99% of the outstanding shares of PSMC (PDMC), we determined that the value of the consideration was $40,999,000 or 49.99% of the total $82,015,000 fair value of PSMC.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

4. Please tell us, and disclose in future filings, the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interest of $57.3 million. Refer to paragraph 805-20-50-1e.2 of the FASB Accounting Standards Codification.

Paragraph 805-20-50-1e.2 of the FASB Accounting Standards Codification states that for each business combination in which the acquirer holds less than 100 percent of the equity interests in the acquiree at the acquisition date that the acquirer disclose “the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interest.”

Property, plant and equipment was the most significant area in which valuation techniques were used. For equipment, the cost approach was applied, adjusted for depreciation and its condition, and for real property a cost approach was used based on available published construction cost data, adjusted for depreciation and local market costs.

In future filings, commencing with the Form 10-Q for the quarter ended February 2, 2015, the Company will disclose:

“We estimated the $114.7 million fair value of DPTT as of the acquisition date by applying an income approach as our valuation technique. Our income approach followed a discounted cash flow method, which applied our best estimates of future cash flows and an estimated terminal value discounted to present value at a rate of return taking into account the relative risk of the cash flows. To confirm the reasonableness of the value derived from the income approach, we also analyzed the values of comparable companies which are publicly traded.

Inputs utilized by the Company to determine fair values of DPTT’s property, plant and equipment included a cost approach, which was adjusted for depreciation and condition for equipment, and adjusted for depreciation and local market conditions for real property. The non-controlling interest of DPTT was calculated using the 49.99% of its total fair value of $114.7 million.

The Company also used a market approach to corroborate the enterprise value of DPTT.”

Please see Exhibit A to this letter containing the full text of our proposed disclosure of the acquisition of DNP Photomask Technology Taiwan Co., Ltd. to be included in future filings. (Note that Exhibit A also includes proposed text addressing items 1 and 2 above).

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

5. Your pro forma information suggests that the acquisition was accretive to earnings for the periods presented. Please provide us with further explanation as to why this transaction resulted in a gain.

This transaction resulted in a gain primarily due to the following:
1.	The fair value of the DPTT net assets acquired was significantly higher than the fair value of the consideration. This was primarily because the net assets acquired included a newer and larger, high-end manufacturing facility, and more valuable equipment than that owned by PSMC. The DPTT assets had a higher depreciable base prior to the acquisition.
2.	PSMC was more effectively able to monetize its asset base and operations than DPTT from the point of initial negotiations in 2013 between the Company and DNP, and was historically more profitable than DPTT, which also contributed to our reassessment below and the bargain purchase gain.
3.	In the Company’s discussions with DNP in 2013, prior to due diligence procedures, both parties desired that the combined entity would be owned approximately 50% by each, with Photronics having a controlling interest, or 50.01% ownership, and DNP a 49.99% ownership. As a result of the Company’s due diligence procedures and the Company’s final valuation analysis, it determined that the value of PSMC was significantly higher than the value of DPTT, and in order for Photronics to own just 50.01% of the combined entity, the value of PSMC was reduced by it paying a one-time remittance of earnings of $35 million prior to the acquisition.

Before recognizing the gain, the Company followed the guidance of ASC 805-30-25-4 and performed a reassessment as to whether it correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on the bargain purchase. The Company performed this reassessment and concluded with its original conclusion in recording a bargain purchase gain. Also, please refer to Note 2 of our Form 10-K for the year ended November 2, 2014 which states “Prior to recording the gain, the Company reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed. Additionally, the Company also reviewed the procedures used to measure the amounts of the identifiable assets acquired, liabilities assumed and consideration transferred.”

We acknowledge that:

■the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (203) 740-5671.

Sincerely,
Photronics, Inc.

/s/ Sean T. Smith

Sean T. Smith
Senior Vice President and Chief Financial Officer

cc:	Gary Newberry
Division of Corporation Finance Securities and Exchange Commission

Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance Securities and Exchange Commission

Richelle E. Burr
Vice President, General Counsel & Secretary
Photronics, Inc.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

EXHIBIT A

NOTE 2 – ACQUISITION OF DNP PHOTOMASK TECHNOLOGY TAIWAN CO., LTD.

On April 4, 2014, DPTT merged into PSMC, the Company’s IC manufacturing subsidiary located in Taiwan, to form PDMC. Throughout this report the merger of DPTT into PSMC is referred to as the “DPTT Acquisition.” In connection with the DPTT Acquisition, the Company transferred consideration with a fair value of $98.3 million. The Company owns 50.01 percent of PDMC and includes its financial results in its consolidated financial statements, while DNP owns the remaining 49.99 percent of PDMC. The Company also has the ability to appoint the majority of the directors of PDMC, including the chairman of its board of directors, select its management responsible for implementing its policies and procedures, and establish its operating and capital decisions and policies. Photronics determined it has control of PDMC by virtue of its tie-breaking voting rights within PDMC’s Board of Directors, thereby giving it the power to direct the activities of PDMC that most significantly impact its economic performance, including its decision making authority in the ordinary course of business. The DPTT Acquisition was the result of the Company’s desire to combine the strengths in logic and memory photomask technologies of PSMC and DPTT in order to enhance its capability with customers in the region.

The DPTT Acquisition met the conditions of a business combination as defined by Accounting Standards Codification (“ASC”) 805 and, as such, is accounted for under ASC 805 using the acquisition method of accounting. ASC 805 defines the three elements of a business as Input, Process and Output. As a result of the DPTT Acquisition, Photronics acquired the machinery and equipment utilized in the processes to manufacture product, the building that houses the entire operation and the processes needed to manufacture the product, all previously owned by DPTT. The former DPTT employees hired by Photronics in connection with the acquisition brought with them the skills, experience and know-how necessary to provide the operational processes that, when applied to the acquired assets, represent processes being applied to inputs to create outputs. Having met all three elements of a business as defined in ASC 805, the Company determined that the DPTT Acquisition should be accounted for as a business combination.

The following table summarizes the provisional fair values of assets acquired and liabilities assumed of DPTT, the fair value of the noncontrolling interests and consideration for DPTT at the acquisition date. These provisional amounts could change as a result of the ultimate realization of the acquired net working capital.

Cash and cash equivalents	$4,508
Accounts receivable (gross amount of $28,560, of which $500 is estimated
to be uncollectable)	28,060
Inventory	1,279
Deferred tax asset	9,787
Other current assets	11,517
Property, plant and equipment	95,431
Identifiable intangible assets	1,552
Other long-term assets	1,328
Accounts payable and accrued expenses	(32,410)
Deferred tax liability	(3,042)
Other long-term liabilities	(3,291)
Total net assets acquired	114,719
Noncontrolling interests retained by DNP	57,348
57,371
Consideration – 49.99% of fair value of PSMC	40,999
Gain on acquisition	$16,372

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
February 5, 2015

In addition to recording the fair values of the net assets acquired, the Company also recorded a gain on acquisition of $16.4 million in the consolidated statement of income within other income (expense) in accordance with ASC 805 using the acquisition method of accounting. The gain on acquisition was primarily due to the difference between the market values of the acquired real estate and personal property exceeding the fair value of the consideration transferred. In addition, a deferred tax liability of $3.0 million was recorded in the opening balance sheet, which had the effect of reducing the gain on acquisition to $16.4 million. Prior to recording the gain, the Company reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed. Additionally, the Company also reviewed the procedures used to measure the amounts of the identifiable assets acquired, liabilities assumed and consideration transferred.

The fair value of the first component of consideration represents 49.99 percent of the fair value of PSMC, and is based on recent prices paid by the Company to acquire outstanding shares of PSMC (prior to the acquisition). As a result of the merger, the Company acquired the net assets of DPTT having a fair value of $114.7 million, less noncontrolling interests of $57.3 million retained by DNP, and transferred consideration with a fair value of $41.0 million, resulting in a gain of $16.4 million. The fair value of the total consideration transferred as of the acquisition date was $98.3 million, comprised of the 49.99% noncontrolling interest in DPTT of $57.3 million, and 49.99% of the fair value of PSMC of $41.0 million (112.9 million shares, or 49.99% of the outstanding Common Stock of PSMC).

We estimated the $114.7 million fair value of DPTT as of the acquisition date by applying an income approach as our valuation technique. Our income approach followed a discounted cash flow method, which applied our best estimates of future cash flows and an estimated terminal value discounted to present value at a rate of return taking into account the relative risk of the cash flows. To confirm the reasonableness of the value derived from the income approach, we also analyzed the values of comparable companies which are publicly traded. The acquisition date fair value of the property, plant and equipment of DPTT was $95.4 million, which was determined by utilizing the cost and, to a lesser extent, the market approach, based on an in-use premise of value. Inputs utilized by the Company to determine fair values of DPTT’s property, plant and equipment included a cost approach, which was adjusted for depreciation and condition for equipment, and adjusted for depreciation and local market conditions for real property. The non-controlling interest of DPTT was calculated using the 49.99% of its total fair value of $114.7 million. The Company also used a market approach to corroborate the enterprise value of DPTT. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a fair value measurement categorized within Level 3 of the fair value hierarchy. Key assumptions include local and current construction replacement cost multipliers, amounts of ancillary replacement costs, physical deterioration, and economic and functional obsolescence to adjust the current replacement costs by, as well as the estimated economic lives of the assets.

Identifiable intangible assets acquired were primarily customer relationships, which represent the fair value of relationships and agreements DPTT had in place at the date of the merger. The customer relationships had a fair value of $1.5 million at the acquisition date, determined by using the multi-period excess earnings method, and are amortized over a twelve year estimated useful life. The acquisition date fair value of the remainder of the identifiable assets acquired and liabilities assumed were equivalent to, or did not materially differ from, their carrying values.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com